[LETTERHEAD OF MORROW & CO., LLC]

October 24, 2012

The Gabelli Utility Trust

One Corporate Center

Rye, NY 10580-1422

This letter will serve as the agreement under which you will retain Morrow & Co., LLC (“Morrow” or “us”) to act as Information Agent in connection with the Rights Offering by The Gabelli Utility Trust to its holders of the Fund’s existing Common Stock (“the Offer”).

The services we will perform on your behalf will include the consultation and preparation in connection with your Offer, the delivery of material to brokers, banks, nominees and institutions, acting as Information Agent in connection with your Offer, receiving in-bound calls from shareholders and telephoning holders of record and non-objecting beneficial owners (“NOBO’s”), if necessary.

You may retain Morrow for the production and placement of all advertising copy approved by you or your legal counsel for use relating to the Offer. The rates charged by Morrow will be the regular open-line rates charged by the selected newspaper for the section in which the advertisement runs. You recognize that the material to be published is your sole property and is not the opinion of Morrow. All advertising shall be at your sole authorization and instruction.

You agree to indemnify and hold us harmless against any loss, damage, expense (including reasonable legal fees and expenses), liability or claim relating to our participation in this offer, except where we, or our employees, fail to comply with this agreement; provided, however, that you shall not be obliged to indemnify us or hold us harmless against any such loss, damage, expense, liability, or claim which results from gross negligence, bad faith or willful misconduct on our part or of any of our employees.

At your election, you may assume the defense of any such action. We shall advise you in writing of any such liability or claim promptly after receipt of any notice of any action or claim for which we may be entitled to indemnification hereunder.

The Gabelli Utility Trust Page Two	October 24, 2012

This agreement shall be construed and enforced in accordance with the laws of the State of Connecticut and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto.

If any provision of this agreement shall be held illegal, invalid or unenforceable by any court, this agreement shall be construed and enforced as if that provision had not been contained herein and shall be deemed an agreement among us to the full extent permitted by applicable law.

Please acknowledge receipt of this agreement and confirm the arrangements herein provided by signing and returning the enclosed copy to the undersigned, whereupon this agreement and your acceptance of the terms and conditions herein provided shall constitute a binding agreement among us.

Accepted:	Very truly yours,

THE GABELLI UTILITY TRUST	MORROW & CO., LLC

By:	By:
Title:	Title:
Date: